UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LANDACORP, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

514756105

(CUSIP Number)

David P. Haick
General Counsel and  Secretary
SHPS Holdings, Inc.
11405 Bluegrass Parkway
Louisville, Kentucky  40299
Telephone (502) 263-5680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

James A. Giesel
David L. Beckman, Jr.
Frost Brown Todd LLC
400 West Market Street
32nd Floor
Louisville, Kentucky  40202
Telephone (502) 589-5400

March 1, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 514756105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SHPS Holdings, Inc. 22-3893984

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,589,024

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,589,024

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,589,024

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 40.7%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sonic Acquisition Corp. 20-0746591

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,589,024

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,589,024

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,589,024

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 40.7%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Statement relates to the shares of common stock, par value $0.001 per share (the “Shares”) of Landacorp, Inc., a Delaware corporation (the “Company”). The Issuer’s principal executive offices are located at 4151 Ashford Dunwoody Road, Suite 505, Atlanta, Georgia  30319.

Item 2.	Identity and Background

This Statement is filed jointly by Sonic Acquisition Corp., a Delaware corporation (“Purchaser”), and SHPS Holdings, Inc., a Delaware corporation (“SHPS”).  The agreement by and among SHPS and Purchaser relating to the joint filing of this Statement is attached as Exhibit 1 hereto.

SHPS is the majority stockholder of SHPS, Inc., a Florida corporation, which is a technology-based outsourcing provider that manages the administrative, clinical and financial aspects of benefits and healthcare delivery.  Purchaser is a wholly owned subsidiary of SHPS that was formed for the purpose of merging with the Company in the merger described under Item 4 of this Statement, pursuant to which the Company will become a wholly owned subsidiary of SHPS.  The principal business address of both SHPS and Purchaser is 11405 Bluegrass Parkway, Louisville, Kentucky 40299.

The sole stockholder of SHPS is SHPS Holdings, LLC, a Delaware limited liability company (“Holdings”).  The principal business of Holdings is to hold the capital stock of SHPS.  The principal business address of Holdings is 320 Park Avenue, Suite 2500, New York, New York  10022.  The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Purchaser, SHPS and Holdings are set forth on Schedule I hereto.

The following three affiliated limited partnerships own a controlling interest in Holdings.

Welsh, Carson, Anderson & Stowe IX, L.P. (“WCAS IX”) is a Delaware limited partnership whose principal business is that of a private investment partnership.  The sole general partner of WCAS IX is WCAS IX Associates, L.L.C., a Delaware limited liability company whose principal business is that of acting as the general partner of WCAS IX.  The principal business and office address of WCAS IX and WCAS IX Associates is 320 Park Avenue, Suite 2500, New York, New York 10022.

Welsh, Carson, Anderson & Stowe VIII, L.P. (“WCAS VIII”) is a Delaware limited partnership.  The principal business of WCAS VIII is that of a private investment partnership.  The sole general partner of WCAS VIII is WCAS VIII Associates, L.L.C., a Delaware limited partnership whose principal business is that of acting as the general partner of WCAS VIII.  The principal address of WCAS VIII and WCAS VIII Associates is 320 Park Avenue, Suite 2500, New York, New York  10022.

WCAS Capital Partners III, L.P. (“WCAS CP III”) is a Delaware limited partnership whose principal business is that of a private investment partnership.  The sole general partner of WCAS CP III is WCAS CP III Associates, L.L.C., a Delaware limited liability company whose principal business is that of acting as the general partner of WCAS CP III.  The principal business and principal office address of WCAS CP III  and WCAS CP III Associates is 320 Park Avenue, Suite 2500, New York, New York 10022.

The name, business address, present principal occupation or employment and citizenship of each managing member of WCAS IX Associates, WCAS VIII Associates and WCAS CP III Associates are set forth on Schedule II hereto.

Neither SHPS, Purchaser, Holdings, nor, to the best knowledge of SHPS, Purchaser or Holdings, any of the other entities identified in this Item 2 or any of the individuals identified in Schedules I or II, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws during the past five years.

Item 3.	Source and Amount of Funds or Other Consideration

The Merger (as defined in Item 4, below) is not conditioned upon any financing arrangements.  SHPS and the Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Merger will be approximately $58.5 million plus related transaction fees and expenses.  SHPS intends to finance the transaction through a combination of existing and future credit facilities, cash on hand at the Company and available cash balances.  The existing credit facility is a credit agreement among SHPS, SHPS, Inc., three banks, and Syndicated Loan Funding Trust.   SHPS's additional financing resources include, without limitation, resources available through its principal shareholders, affiliates of Welsh, Carson, Anderson & Stowe, a New York-based private equity firm.

Item 4.	Purpose of Transaction

On March 1, 2004, SHPS, the Purchaser and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”).  The Merger Agreement provides, among other things, that subject to certain conditions, the Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”), which will be a wholly owned subsidiary of SHPS.  Pursuant to the Merger, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately before the Effective Time (other than Shares for which holders have properly exercised appraisal rights under Delaware law), will be converted into the right to receive $3.09 per Share in cash.

The Merger is conditioned upon, among other things, the approval of the Merger by Company stockholders; passage of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976; the absence of any law restraining, enjoining or otherwise preventing consummation of the Merger by any governmental entity; the absence of any event that results in a material adverse effect on the Company; holders of not more than 10% of the outstanding Shares having properly demanded dissenters’ rights for their shares; and the Company having performed or complied in all material respects with all agreements and conditions contained in the Merger Agreement.  The obligation of SHPS to complete the Merger is not subject to a financing condition or any additional corporate proceedings by SHPS, such as approval of its stockholders.

In connection with the execution of the Merger Agreement, SHPS and the Purchaser entered into a Voting Agreement with certain stockholders of the Company: Greylock IX Limited Partnership, Sequoia 1997 LLC, Sequoia Capital VII, SQP 1997, Sequoia Technology Partners VII, Sequoia International Partners, Eugene Santa Cattarina, Bryan Lang, Thomas Stephenson, Jerome Grossman, Clermont Charitable Trust and Brandon Raines.  These stockholders have agreed, among other things, to vote the Shares controlled by them in favor of the Merger.  As of March 1, 2004, these stockholders collectively controlled an aggregate of 6,589,024 Shares, representing approximately 40.7% of the total outstanding Shares entitled to vote at the special meeting of Company stockholders where the Merger Agreement will be presented for stockholder approval.

The Voting Agreement provides that, unless the Merger Agreement is terminated, the stockholders will vote, in person or by proxy, the Shares they hold in favor of the Merger Agreement at any meeting of Company stockholders called to approve and adopt the Merger Agreement.  They have also agreed in the Voting Agreement to irrevocably appoint SHPS or its designees their proxy to vote in favor of the Merger and against the actions that would impede or delay the Merger.

Each stockholder who signed the Voting Agreement also agreed not to enter into any other voting arrangement or grant a proxy or power of attorney with respect to Shares held by them, or to take any other action that would be inconsistent with their obligations under the Voting Agreement.  In addition, except for limited exceptions, the stockholders have agreed not to sell, assign, encumber or otherwise dispose of the Shares held by them during the term of the Voting Agreement.  Each stockholder party has agreed not to solicit, initiate, endorse, accept or encourage, or participate in discussions and negotiations relating to, an acquisition proposal for the Company, other than in the stockholder party’s capacity as an officer or director of the Company.  Finally, each stockholder party has further agreed to cease any discussions ongoing at the time of execution of the Voting Agreement in connection with any other acquisition proposal for the Company.  The Voting Agreement terminates upon the earlier to occur of (i) the Effective Time and (ii) the date of termination of the Merger Agreement in accordance with its terms.

The purpose of the Merger is to acquire control of, and the entire equity interest in, the Company.  The Merger Agreement provides that at the Effective Time, the certificate of incorporation and bylaws of the Purchaser will become the certificate of incorporation and bylaws of the surviving corporation following the Merger, except that the name of the surviving corporation will continue to be Landacorp, Inc.  The Merger Agreement also provides, that at the Effective Time, (i) the directors of the Purchaser will be the directors of the surviving corporation and (ii) the officers of the Purchaser will be the officers of the surviving corporation.

Except as set forth in this Item 4, neither SHPS nor the Purchaser has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth herein are not intended to be complete and are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, respectively, which are incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer

(a)-(b)    For the purpose of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), SHPS and the Purchaser, by reason of the execution and delivery of the Voting Agreement, may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the 6,589,024 Shares subject to the Voting Agreement, which represent approximately 40.7% of the Shares, based on the number of Shares outstanding as of March 1, 2004.  Except as set forth in this Item 5, none of Purchaser, SHPS, Holdings or, to their knowledge, any person listed in Schedules I or II hereto, owns beneficially any Shares.

With respect to the voting of the Shares, SHPS and the Purchaser have the power to vote or cause the shares to be voted in accordance with the terms of the Voting Agreement.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that SHPS or the Purchaser is the beneficial owner of the Shares referred to in this Item 5 for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)           Except for the execution and delivery of the Voting Agreement and the Merger Agreement, no transactions in the Shares were effected by the Purchaser, SHPS, Holdings or, to their knowledge, any person listed on Schedule I or II hereto, during the sixty days before the date hereof.

(d) Not applicable.
(e) Not applicable.

References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as an exhibit to the Company's Current Report on Form 8-K, and the Voting Agreement, which is filed as Exhibit 3 hereto, and which are incorporated by reference in this Item 5 in their entirety where such references and descriptions appear.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6.

The Company and SHPS, Inc. are parties to a Confidentiality Agreement, dated as of April 29, 2003.  Among other things, the Confidentiality Agreement generally provides for the confidential treatment by both parties of certain information concerning the parties’ properties, employees, finances, businesses and operations.  The Confidentiality Agreement also provides that for a two-year period commencing upon the date of execution, without the consent of the other party or its board of directors, neither party will purchase any securities of the other party, solicit any related proxies, nor otherwise seek to control or influence the management, board of directors or policies of the other party.

References to, and descriptions of, the Confidentiality Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit 4 hereto and which is incorporated by reference in this Item 6 in its entirety where such references and descriptions appear.

To the best knowledge of SHPS and the Purchaser, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Schedules I and II hereto, and between any such persons and any other person, with respect to any securities of the Company, including but not limited to transfer of voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Exhibit

1	Joint Filing Agreement dated March 11, 2004 between SHPS Holdings, Inc. and Sonic Acquisition Corp.

*2	Agreement and Plan of Merger by and among SHPS Holdings, Inc., Sonic Acquisition Corp. and Landacorp, Inc. dated March 1, 2004.

3

Voting Agreement, dated as of March 1, 2004, by and among SHPS Holdings, Inc., Sonic Acquisition Corp. and each of the following Stockholders of Landacorp, Inc.: Greylock IX Limited Partnership, Sequoia 1997 LLC, Sequoia

Capital VII, SQP 1997, Sequoia Technology Partners VII, Sequoia International Partners, Eugene Santa Cattarina, Bryan Lang, Thomas Stephenson, Jerome Grossman, Clermont Charitable Trust and Brandon Raines.

4	Confidentiality Agreement dated as of April 29, 2003 between SHPS, Inc. and Landacorp, Inc.

* Incorporated by reference to Current Report on Form 8-K of Landacorp, Inc. filed March 4, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2004

SHPS Holdings, Inc.

	By	/s/ David A. Nelson
	Name:	David A. Nelson
	Title:	President and CEO

Sonic Acquisition Corp.

	By	/s/ David A. Nelson
	Name:	David A. Nelson
	Title:	President and CEO

SCHEDULE I

Executive Officers and Directors of Holdings, SHPS and the Purchaser

Name and Title	Business Address	Principal Occupation or Employment	Citizenship
David A. Nelson	11405 Bluegrass Parkway Louisville, Kentucky 40299	President/Chief Executive Officer and Director, SHPS President/Chief Executive Officer and Director, Purchaser	United States

Merle A. Ryland	11405 Bluegrass Parkway Louisville, Kentucky 40299	Vice President/Chief Financial Officer and Director, SHPS Vice President/Chief Financial Officer and Director, Purchaser Chief Financial Officer, Holdings	United States

David P. Haick	11405 Bluegrass Parkway Louisville, Kentucky 40299	Secretary/General Counsel and Director, SHPS Secretary/General Counsel and Director, Purchaser	United States

D. Scott Mackesy	Welsh, Carson Anderson & Stowe 320 Park Avenue Suite 2500 New York, NY 10022	Manager, Holdings	United States

Paul B. Queally	Welsh, Carson Anderson & Stowe 320 Park Avenue Suite 2500 New York, NY 10022	Manager, Holdings	United States

Eric Lee	Welsh, Carson Anderson & Stowe 320 Park Avenue Suite 2500 New York, NY 10022	Manager, Holdings	United States

SCHEDULE II

Managing Members of Welsh, Carson, Anderson & Stowe Limited Liability Companies

Name and Title	Business Address	Principal Occupation or Employment	Citizenship
Patrick J. Welsh	Welsh, Carson, Anderson & Stowe 320 Park Avenue Suite 2500 New York, NY 10022	Managing Member, IX Associates Managing Member, VIII Associates Managing Member, CP III Associates	United States

Russell L. Carson	Welsh, Carson, Anderson & Stowe 320 Park Avenue Suite 2500 New York, NY 10022	Managing Member, IX Associates Managing Member, VIII Associates Managing Member, CP III Associates	United States

Bruce K. Anderson	Welsh, Carson, Anderson & Stowe 320 Park Avenue Suite 2500 New York, NY 10022	Managing Member, IX Associates Managing Member, VIII Associates Managing Member, CP III Associates	United States

Thomas E. McInerney	Welsh, Carson, Anderson & Stowe 320 Park Avenue Suite 2500 New York, NY 10022	Managing Member, IX Associates Managing Member, VIII Associates Managing Member, CP III Associates	United States

Robert A. Minicucci	Welsh, Carson, Anderson & Stowe 320 Park Avenue Suite 2500 New York, NY 10022	Managing Member, IX Associates Managing Member, VIII Associates Managing Member, CP III Associates	United States

Anthony J. deNicola	Welsh, Carson, Anderson & Stowe 320 Park Avenue Suite 2500 New York, NY 10022	Managing Member, IX Associates	United States

Paul B. Queally	Welsh, Carson, Anderson & Stowe 320 Park Avenue Suite 2500 New York, NY 10022	Managing Member, IX Associates Managing Member, VIII Associates Managing Member, CP III Associates	United States

Jonathan M. Rather	Welsh, Carson, Anderson & Stowe 320 Park Avenue Suite 2500 New York, NY 10022	Managing Member, IX Associates Managing Member, CP III Associates	United States

John D. Clark	Welsh, Carson, Anderson & Stowe 320 Park Avenue Suite 2500 New York, NY 10022	Managing Member, IX Associates Managing Member, VIII Associates	United States

Sanjay Swani	Welsh, Carson, Anderson & Stowe 320 Park Avenue Suite 2500 New York, NY 10022	Managing Member, IX Associates Managing Member, VIII Associates	United States

D. Scott Mackesy	Welsh, Carson, Anderson & Stowe 320 Park Avenue Suite 2500 New York, NY 10022	Managing Member, IX Associates Managing Member, VIII Associates	United States

James R. Mathews	Welsh, Carson, Anderson & Stowe 320 Park Avenue Suite 2500 New York, NY 10022	Managing Member, IX Associates Managing Member, VIII Associates	United States

John Almeida	Welsh, Carson, Anderson & Stowe 320 Park Avenue Suite 2500 New York, NY 10022	Managing Member, IX Associates	United States

Sean Traynor	Welsh, Carson, Anderson & Stowe 320 Park Avenue Suite 2500 New York, NY 10022	Managing Member, IX Associates	United States